File No. 82 – 5143

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TO[redacted]16) 596-8020 FAX (416) 596-6510

05011300

September 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 15 2005
WASH., D.C.
183

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the July 28, 2005 press release of Lindsey Morden Group Inc. as well as the second quarter interim report filed with Canadian securities' authorities.

Also, enclosed are the following documents filed by Lindsey Morden Group Inc. with Canadian securities authorities:

1. Material change reports dated March 31, 2005 and June 30, 2005 with related press releases
2. Press release dated April 14, 2005 and May 10, 2005
3. April 28, 2005 earnings press release and first quarter interim report
4. Articles, by-laws and other shareholder documents
5. Material contracts
6. Code of Business Conduct Ethics

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

Please call me at (416) 596-8020 with any questions.

Yours truly,

Debbie Hill for

Innes Dey
Counsel

9/20

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200, Toronto, ON Canada M5J 2M4

Item 2 Date of Material Change

September 13, 2005.

Item 3 News Release

A news release was issued through CCN Matthews on September 13, 2005.

Item 4 Summary of Material Change

Lindsey Morden Group Inc. announces the appointment of a new Chief Financial Officer.

Item 5 Full Description of Material Change

See copy of press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext. 3333.

Item 9 Date of Report

September 14, 2005.

SCHEDULE A
PRESS RELEASE

FOR IMMEDIATE RELEASE

Lindsey Morden Announces New Chief Financial Officer

September 13, 2005

TORONTO, ONTARIO -- Lindsey Morden Group Inc. (TSX:LM.SV) today announced that Stephen Cottrell has been appointed Vice-President and Chief Financial Officer of the Company.

Mr. Cottrell was formerly part of the senior finance management team at a large insurance services company and from 1978 to 2002 held various finance and operational positions at Sears Roebuck & Company. Mr. Cottrell is a Certified Public Accountant and holds a Masters of Business Administration in Finance from Northern Illinois University. "Steve has a balanced background in finance, operations, cost management, business management and business related IT systems" said Jan Christiansen, Lindsey Morden's President and Chief Executive Officer. "His track record as a consensus builder is a terrific addition to Lindsey Morden's management team".

Lindsey Morden also announced that David Langille, its Senior Vice-President & Chief Financial Officer, will be leaving the Company to pursue other opportunities after a brief period to ensure a smooth transition. "We thank Dave for his contribution and wish him every success in his future endeavors", added Mr. Christiansen.

Lindsey Morden Group Inc. is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

- 30 -

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext. 3333. Website: www.lindseymordengroupinc.com

FOR IMMEDIATE RELEASE

Lindsey Morden Announces New Chief Financial Officer

September 13, 2005

TORONTO, ONTARIO -- Lindsey Morden Group Inc. (TSX:LM.SV) today announced that Stephen Cottrell has been appointed Vice-President and Chief Financial Officer of the Company.

Mr. Cottrell was formerly part of the senior finance management team at a large insurance services company and from 1978 to 2002 held various finance and operational positions at Sears Roebuck & Company. Mr. Cottrell is a Certified Public Accountant and holds a Masters of Business Administration in Finance from Northern Illinois University. “Steve has a balanced background in finance, operations, cost management, business management and business related IT systems” said Jan Christiansen, Lindsey Morden's President and Chief Executive Officer. “His track record as a consensus builder is a terrific addition to Lindsey Morden's management team”.

Lindsey Morden also announced that David Langille, its Senior Vice-President & Chief Financial Officer, will be leaving the Company to pursue other opportunities after a brief period to ensure a smooth transition. “We thank Dave for his contribution and wish him every success in his future endeavors”, added Mr. Christiansen.

Lindsey Morden Group Inc. is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

- 30 -

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext. 3333. Website: www.lindseymordengroupinc.com